INTERNATIONAL HI-TECH INDUSTRIES INC.

1096 West 10th Avenue, Vancouver, British Columbia, V6H 1H8

Telephone: (604) 733-5400 Fax: (604) 734-8300

From NA: 1-800-838-8090 Luxembourg: 800-2988 France and Monaco: 0800-903650

Internet: www.ihiintl.com Email: info@ihiintl.com or info@ihi.ca
Trading Symbols: TSX-V: IHI OTCBB: IHITF

NEWS RELEASE

Vancouver, B.C. - January 12, 2007 - International Hi-Tech Industries Inc. (the "Company") - The Board of Directors announces that Stephen Wortley will not continue to serve as Corporate Secretary of the Company. As there is no requirement for a corporate secretary under the Canada Business Corporations Act, the Board will not be appointing a replacement. He will continue to serve as the Company's counsel.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Roger A. Rached

ROGER A. RACHED, PRESIDENT & C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THIS PRESS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit the Company's website at www.ihi.ca or contact us by:
Telephone: 604-733-5400

Fax: 604-734-8300

Email: info@ihi.ca